Exhibit 1A-6C

AMERICAN HOMEOWNER PRESERVATION

STOCK RESTRICTION, VESTING, AND STOCKHOLDER RIGHTS AGREEMENT

This is an Agreement, entered into effective as of March 5, 2018, by and among DeAnn O'Donovan (“Executive”), AHP Servicing, LLC (“Servicing”), and Neighborhoods United, LLC (“Neighborhoods United”). Servicing and Neighborhoods United are sometimes referred to as “Companies” in this Agreement.

Background

I.          Executive is employed by Servicing and AHP Capital Management, LLC (“Capital Management“) pursuant to an agreement captioned "Executive Employment Agreement" and entered into on January 15, 2018 (the “Employment Agreement”).

II.        Each of Servicing and Neighborhoods United has adopted a "limited liability company agreement" within the meaning of 6 Del. C. 18-101(7) (the “LLC Agreements”).

III.      As specified in section 4.3 of the Employment Agreement, Executive has been granted (i) Twenty Thousand (20,000) Shares of Common Stock of Servicing, as defined in the Servicing LLC Agreement (the “Servicing Interest“) and Five Thousand (5,000) Shares of Common Stock of Neighborhoods United, as defined in the Neighborhoods United LLC Agreement (the “Neighborhoods United Interest” and, together with the Servicing Interest, the “Equity Interests”).

IV.      The parties wish to set forth certain understandings concerning the Equity Interests.

NOW, THEREFORE, intending to be legally bound and acknowledging the receipt of adequate consideration, the parties hereby agree as follows:

1.       Ratification of Grant and Vesting of Equity Interests.

1.1. Grant. The grant of the Equity Interests pursuant to section 4.3 of the Employment Agreement is hereby ratified and confirmed. The Equity Interests are subject to the terms and conditions of section 4.3 of the Employment Agreement as well as to this Agreement.

1.2. Vesting. The Equity Interests shall vest ratably over a period of thirty-six (36) months, in equal monthly amounts, beginning on March 31, 2018 and thereafter on the last day of each subsequent calendar month for the next thirty-five (35) months for as long as Executive is employed by the Companies.

1.3. Termination of Employment. Except as provided in section 1.4 and section 1.5, upon the termination of Executive's employment by Servicing and Capital Management for any reason, voluntary or involuntary, including the death of Executive, any portion of the Equity Interests that have not yet vested shall be forfeited.

1.4. Sale of the Company. Any portion of the Equity Interests that have not vested as of the date of sale of all or substantially all of the capital stock, assets or business of either Servicing or Capital Management, by merger, consolidation, sale of assets or otherwise (other than a merger or consolidation in which all or substantially all of the individuals and entities who were the owners of the entity in question immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities entitled to vote generally in the election of directors of the resulting, surviving or acquiring entity in such transaction) shall immediately vest.

1.5. Vesting Upon Certain Terminations. If Executive's employment is terminated by Servicing and Capital Management without Cause or by Executive for Good Reason (as such terms are defined in the Employment Agreement), then, notwithstanding section 1.3, the portion of the Equity Interests that would have vested during the twelve (12) months immediately following such termination if Executive had remained employed by the Companies shall immediately vest.

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2.       Representations.

2.1. Representations by Executive. Executive represents and warrants as follows:

2.1.1. Executive is acquiring the Equity Interests for her own account for investment only, and not with a view to, or for sale in connection with, any distribution of the Equity Interests in violation of the Securities Act of 1933 or any rule or regulation thereunder (the "Securities Act").

2.1.2. Executive has had such opportunity as she has deemed adequate to obtain from representatives of the Companies such information as is necessary to permit her to evaluate the merits and risks of her investment in the Companies.

2.1.3. Executive has sufficient experience in business, financial and investment matters to be able to evaluate the risks involved in the purchase of the Equity Interests and to make an informed investment decision with respect to such purchase, and has relied upon the advice of her own legal counsel, tax advisors, and investment advisers.

2.1.4. Executive can afford a complete loss of the value of the Equity Interests and is able to bear the economic risk of holding such Equity Interests for an indefinite period.

2.1.5. Executive understands that her percentage ownership in the Companies, as represented by the Equity Interests, may be diluted by the issuance of additional limited liability company interests in the Company.

2.1.6. Executive understands that (i) the Equity Interests have not been registered under the Securities Act and are "restricted securities" within the meaning of Rule 144 under the Securities Act, (ii) the Equity Interests cannot be sold, transferred or otherwise disposed of unless they are registered under the Securities Act or an exemption from registration is then available; (iii) in any event, the exemption from registration under Rule 144 will not be available for at least one year and the terms and conditions of Rule 144 are complied with; and (iv) there is now no registration statement on file with the Securities and Exchange Commission with respect to any interest in the Companies and the Companies have no obligation or current intention to register the Equity Interests under the Securities Act.

2.1.7. Executive has reviewed the LLC Agreements and understands their terms and conditions.

2.1.8. Executive has consulted with her own tax counsel concerning the tax consequences of owning the Equity Interests. She understands, among other things, that (i) both of the Companies are currently treated as partnerships for Federal and State income tax purposes, and that she will be required to report her share of their income, gains, and losses on her own tax returns; and (ii) she could recognize income upon the grant and/or the vesting of the Equity Interests. Executive is not relying on tax advice from the Companies.

2.1.9. The execution, delivery and performance of this Agreement by Executive constitutes the legal, valid, and binding obligation of Executive, enforceable against Executive in accordance with its terms except as enforceability may be limited by the application of bankruptcy, insolvency, moratorium, or similar laws affecting the rights of creditors generally or judicial limits on equitable remedies.

2.1.10. The execution, delivery and performance of this Agreement by Executive does not conflict with applicable law or any agreement to which Executive is a party or by which she or her assets are bound.

2.2. Representations by the Companies. The Companies represent and warrant as follows:

2.2.1. The execution, delivery and performance of this Agreement by the Companies, and the issuance of the Equity Interests as contemplated herein, has been duly authorized by each of the Companies and, when executed and delivered by the Companies, will constitute the legal, valid, and binding obligation of the Companies, enforceable against the Companies in accordance with its terms except as the enforceability thereof may be limited by the application of bankruptcy, insolvency, moratorium, or similar laws affecting the rights of creditors generally or judicial limits on equitable remedies.

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2.2.2. The execution, delivery and performance of this Agreement by the Companies does not conflict with applicable law, their corporate governance documents or any agreement to which either Company is a party or by which it or its assets are bound. The Equity Interests shall be issued to Executive free and clear of any liens, claims, or encumbrances except the LLC Agreements.

2.2.3. Schedule 2.2.3 sets forth the current capitalization tables of both Companies, immediately before the issuance of the Equity Interests to Executive. There are no outstanding options, warrants or agreements of any kind under which either Company is or may become obligated to issue any securities, other than the anticipated offering of Series A Preferred Stock in Servicing.

2.2.4. The Companies have delivered to Executive true and accurate copies of the LLC Agreements, including all amendments through the date of this Agreement, as well as a true and accurate copy of the draft of an Authorizing Resolution for Series A Preferred Stock of Servicing.

3.       Preemptive Rights.

3.1. In General. If, following the date of this Agreement a Company issues (i) equity interests in such Company, (ii) options or other securities convertible into, exercisable for, or exchangeable for equity interests in such Company, or (iii) notes or debt securities containing equity or profit participation features or issued together with equity interests of such Company (any of these, "Additional Interests"), then Executive may elect to purchase up to that portion of such Additional Interests equal to the number of Shares of Common Stock owned by Executive (whether or not vested pursuant to section 1) by the total number of Shares of Common Stock then issued and outstanding. If Additional Interests are issued in tranches or together with debt, Executive and all other participants in such issuance will be required to purchase a proportionate share of each tranche or of the debt, as applicable.

3.2. Exceptions. Section 3.1 shall not apply to the issuance of Additional Interests (i) other than for the purpose of raising capital; (ii) in connection with the performance of services for either of Companies or their corporate affiliates; (iii) where the purchaser of such Additional Interests is an institutional investor, such as a venture capital fund, which is not affiliated with any current holder of securities issued by either of the Companies; or (iv) in connection of the conversion of debt securities, options, warrants or other securities which are not equity interests issued by the Companies in compliance with the terms of this section 3 into equity interests in the Companies pursuant to conversion terms of such securities included at the time of original issuance.

3.3. Notice. The Company shall give written notice to Executive (the "Issuance Notice") of any issuance with respect to which Executive is given rights pursuant to section 3.1 not more than sixty (60) days nor less than ten (10) days prior to the issuance of such Additional Interests (the "Issuance Date"), setting forth the price and other terms of such issuance. Within ten (10) days following receipt of the Issuance Notice, Executive may notify the Companies that she intends to exercise her rights pursuant to 3.1. If Executive fails to notify the Companies that she intends to exercise her rights within the ten (10) day period described in the preceding sentence, she shall be deemed to have waived such rights. If Executive elects to purchase the maximum amount of Additional Interests available to Executive pursuant to this section 3, no other current investor in the Company participating in such issuance shall be permitted to purchase more than his, her or its pro rata share of such issuance without such opportunity being offered to Executive on a pro rata basis.

3.4. Terms. Executive will be entitled to purchase Additional Interests at the same price and upon the same terms as Additional Interests are being offered to the other purchasers thereof; provided, that (i) if such other parties are to pay for such Additional Interests in whole or in part with consideration other than cash, then the Board of Directors of the applicable Company, in its reasonable discretion, shall make a determination of the fair market value of such consideration, and Executive will be entitled to purchase her Additional Interests for cash equal to the fair market value of the aggregate cash and non-cash consideration to be paid by such other parties.

3.5. Reoffer. Any Additional Interests not sold within thirty (30) days of the Issuance Date shall be subject to re-offer to Executive in accordance with this section 3.

4.       Tag Along Rights.

4.1. In General. If Neighborhoods United (or a Permitted Transferred of Neighborhoods United) wishes to sell Shares of Servicing of a class also owned by Executive to a third party other than a Permitted Transferee of Neighborhoods United, or if either Jorge P. Newbery or Echeverria Newbery wishes to sell Shares of Neighborhoods United of a class also owned by Executive to a third party other than a Permitted Transferee of such person, the seller shall notify Executive (the "Selling Notice") in writing specifying the class and number of Shares to be sold, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser. Executive may, within ten (10) days following receipt of the Selling Notice, give to the seller a written notice (the "Tag Along Notice") indicating that she desires to participate in such sale. If Executive fails to notify the seller that she intends to exercise her rights within the ten (10) day period described in the preceding sentence, she shall be deemed to have waived such rights.

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4.2. Result of Exercise. If Executive elects to participate in the proposed sale, as described in section 4.1, then Executive shall (i) be entitled to sell that portion of the total Shares to be sold equal to the number of Shares of that class she owns divided by the total number of Shares of that class then issued and outstanding parties participating in such sale as sellers, and (ii) receive the same form and amount of consideration per Share as the other sellers.

4.3. Exceptions. Section 4.1 shall not apply to a transaction described in section 3.8.5 of the Neighborhoods United LLC Agreement or section 3.8.5 of the Servicing LLC Agreement.

4.4. Terms and Conditions. If Executive elects to participate in a sale of Shares, as described in section 4.1, she shall execute the same documents and instruments executed by the other seller(s). Without limiting the preceding sentence, she shall make the same representations and warranties to the purchaser as the other sellers, to the extent such representations and warranties relate to her ownership of Shares. Indemnification obligations of the seller parties with respect to representations and covenants pertaining to the Company in connection with any such sale shall be pro rata as between the selling parties based on the number of Shares sold by such parties in the transaction.

4.5. Failure to Close. If Executive elects to participate in a sale of Shares, as described in section 4.1, but the anticipated sale and purchase does not occur for any reason, then Executive shall have no rights arising from such anticipated sale and purchase.

4.6. Definitions. The following definitions shall apply for purposes of this section 4:

4.6.1. A "Permitted Transferee" of a seller of Shares means (i) if the seller is an entity,an Affiliate of such seller; or (ii) if the seller is an individual, either (A) a trust of which such seller and/or his or her spouse, children, or other descendants, parents, or siblings, are the sole beneficiaries during his or her lifetime; or (B) a corporation or limited liability company wholly-owned by such equity holder or a partnership in which the equity holder is the sole general partner and his spouse, children or other descendants, parents or siblings are the sole limited partners, or (C) any other entity created for estate planning purposes which is controlled by such equity holder.

4.6.2. An "Affiliate" of an entity means another entity that, directly or indirectly, Controls, is Controlled by or is under common Control with such entity, including, without limitation, any general partner, managing member, officer or director of such Person.

4.6.3. "Control" means the ability to direct the major policies, activities or actions of an entity.

5.       Voluntary Transfers; First Right of Refusal.

5.1. No Transfer Without Consent. Executive shall not transfer any portion of the Equity Interests without the consent of Neighborhoods United, which may be withheld in the sole discretion of Neighborhoods United. If Neighborhoods United permits a transfer of a portion of the Equity Interests, it may impose conditions upon such transfer as follows: (i) the transferee agrees to be bound by all of the terms and conditions of this Agreement, (ii) the transferee shall provide Neighborhoods United with reasonable assurance concerning compliance with applicable laws, including if requested an opinion of counsel satisfactory to Neighborhoods United stating that the transfer of Equity Interests is exempt from registration under the Securities Act and other applicable securities laws, (iii) the transfer does not cause a termination of either Company under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), (iv) the transfer does not require the approval or notification of any third party not obtained prior to such transfer, and (v) the transferor and the transferee shall together reimburse the Companies for any reasonable out-of-pocket expenses incurred in connection with the transfer.

5.2. First Right of Refusal.

5.2.1. In General. In the event Executive receives an offer from a third party to acquire all or a portion of the Equity Interests which Executive wishes to accept (the "Transfer Interest"), he shall notify Neighborhoods United, specifying Equity Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, Neighborhoods United shall notify Executive whether Neighborhoods United or a person it designates elects to purchase all (but not less than all) of the Transfer Interest proposed for sale on the terms and conditions set forth in the Sales Notice.

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5.2.2.       Special Rules. The following rules shall apply for purposes of this section:

(a)         Closing for a purchase of a Transfer Interest by Neighborhoods United shall be held within one hundred twenty (120) days following the Sales Notice, unless a longer period is specified by the Sales Notice.

(b)        If Neighborhoods United elects not to purchase the Transfer Interest, Executive may (subject to Section 3.1) proceed with the sale to the proposed purchaser on the terms set forth in the Sales Notice.

(c)         If Neighborhoods United elects not to purchase the Transfer Interest and Executive and.the purchaser subsequently agree to a reduction of the purchase price, to a change in the consideration from cash or readily tradeable securities to deferred payment obligations or nontradeable securities, or to any other equally significant change to the terms set forth in the Sales Notice, such agreement between Executive and the purchaser shall be treated as a new offer and shall again be subject to this section.

(d)        If Neighborhoods United elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between Executive and the proposed purchaser. Thus, for example, if Executive and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of Neighborhoods United shall have the effect of a nonbinding letter of intent with Executive. Conversely, if Executive and the purchaser have entered into a binding definitive agreement, the election of Neighborhoods United shall have the effect of a binding definitive agreement. If Executive and Neighborhoods United are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

(e)         No transfer shall be permitted unless (i) the transferee executes documents reasonably necessary or appropriate to confirm his, her, or its agreement to be bound by all of the terms and conditions of this Agreement, (ii) the transferor shall provide Neighborhoods United with reasonable assurance, including if necessary an opinion of counsel satisfactory to Neighborhoods United, stating that the transfer of the Transfer Interest is exempt from registration under the Securities Act and other applicable securities laws, and (iii) the transferor and transferee shall together reimburse Neighborhoods United for any reasonable expenses incurred in connection with the transfer.

5.3.       Other Transfers Void. Attempted transfers of any portion of the Equity Interests in contravention of this section shall be null, void and of no force or effect whatsoever, and Executive agrees that any such transfer may and should be enjoined.

6.       Incorporation. If either Company determines that its business should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, Executive shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Companies may reasonably determine are necessary or appropriate to maintain the restrictions set forth in this Agreement. In such event Executive shall receive stock in the newly-formed corporation equivalent to the Equity Interests.

7.       Transfer Following Public Offering. Executive agrees, in connection with an initial underwritten public offering of either Company's securities pursuant to a registration statement under the Securities Act, (i) not to sell, make short sale of, loan, grant any options for the purchase of, or otherwise dispose of any Equity Interests (other than Equity Interests included in the offering) without the prior written consent of the applicable Company or the underwriters managing such initial underwritten public offering of such Company's securities for a period of time determined by such Company and the underwriters), (ii) to execute any agreement reflecting the foregoing as may be requested by the applicable Company or the managing underwriters at the time of such initial offering, and (iii) to consent to the entry of stop transfer instructions with the applicable Company's transfer agent against the transfer of such Company's securities owned by Executive in accordance with the foregoing; provided, that the requirements of the foregoing (including but not limited to the requirement to execute any agreements) are also applied to all other holders of common equity interests in the applicable Company.

8.       Redemption of Equity Interests Upon the Occurrence of Certain Events.

8.1.       Events Giving Rise to Purchase Obligations or Options.

8.1.1. Termination of Employment. Upon the termination of Executive's employment for any reason, voluntary or involuntary, she or her personal representative shall be deemed to have offered to sell all of the Equity Interests that have vested pursuant to the terms of this section 8.

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8.1.2. Involuntary Transfers Other Than Upon Death. If all or a portion of the Equity Interests owned by Executive is transferred involuntarily other than upon the death of Executive, then Executive or other person holding such Equity Interests following the involuntary transfer shall be deemed to have offered to sell such Equity Interests pursuant to the terms of this section 8, and a notice to such effect shall be deemed to have been sent to the Companies on the date of such transfer. Examples of involuntary transfers covered by this section are a transfer to a former spouse incident to a divorce, transfers to the guardian or conservator of an incompetent person, or a transfer to a creditor in bankruptcy.

8.1.3.       Act of Insolvency. If Executive should commit an Act of Insolvency (defined below), then Executive or other person holding her Equity Interests shall be deemed to have offered to sell such Equity Interests pursuant to the terms of this section 8, and a notice to such effect shall be deemed to have been sent to the Company and the Executive on the date of such transfer. For these purposes, Executive shall be treated as having committed an "Act of Insolvency" if she (i) executes an assignment for the benefit of creditors; (ii) becomes a debtor in bankruptcy; (iii) seeks, consents to, or acquiesces in the appointment of a trustee, receiver or liquidator of all or any substantial part of her properties; (iv) fails, within ninety (90) days after the appointment, without Executive's consent or acquiescence, of a trustee, receiver, or liquidator of Executive or of all or substantially all of Executive's properties, to have the appointment vacated or stayed, or fails within ninety (90) days after the expiration of a stay to have the appointment vacated.

8.1.4. Definitions. The Equity Interests (or portion thereof) offered for sale pursuant to this section 8 is referred to below as the “Option Interest," and the date of the event giving rise to such offer as the "Termination Date."

8.2. Purchase Options and Obligations. If Executive offers or is deemed to have offered to sell an Option Interest pursuant to section 8.1:

8.2.1. Termination of Employment. If the offer arises under section 8.1.1 (concerning termination of employment), then each Company shall promptly purchase its respective Option Interest unless, within sixty (60) days following the Termination Date, the Company resolves to either discontinue its business and dissolve or to sell all or substantially all of its business and assets and proceeds diligently to do so.

8.2.2. Involuntary Transfer or Act of Insolvency. If the offer arises under section 8.1.2 (concerning involuntary transfers) or section 8.1.3 (concerning Acts of Insolvency), each Company shall have the option to purchase the Option Interest, but shall not be required to purchase such Option Interest.

8.3. Treatment of Executive as Creditor. If a Company exercises a purchase option under section 8.2, the Executive or her representative shall not be treated as an owner of the Company for any purpose, but shall be treated as an ordinary creditor of the Company as of the Termination Date with respect to the purchase price payable for the Equity Interests.

8.4. Purchase Price. If a Company purchases an Option Interest pursuant to this section 8, the purchase price shall be equal to the amount the Executive would have received in respect of such Equity Interests had all of the assets and business of the Company been sold on the Termination Date for an amount equal to the Company Value (as defined below) and the proceeds distributed in liquidation of the Company.

8.5. Company Value.

8.5.1. In General. The "Company Value" for a Company means the fair market value of all of the Company's assets, including goodwill and going concern value (i.e., assuming sale of the business as a going concern), less the aggregate amount of all of the Company's liabilities. The fair market value of the Company's assets and liabilities, and the resulting Company Value, shall be determined by a single qualified appraiser chosen by the mutual agreement of the buying and selling parties. If the buying and selling parties cannot agree on a single appraiser, then they shall each select a qualified business appraiser. Within forty five (45) days, each such appraiser shall determine the fair market value of the Company's assets and liabilities, and the resulting Company Value, and if the two determinations of Company Value so determined differ by less than ten percent (10%) then the arithmetic average of the two values shall conclusively be deemed to be the Company Value. If the two values differ by more than ten percent (10%), then the two appraisers shall be instructed to work together for a period of ten (10) days to reconcile their differences, and if they are able to reconcile their differences to within a variation of ten percent (10%), the arithmetical average of their adjusted values shall conclusively be deemed to be the Company Value. If they are unable to so reconcile their differences, then the two appraisers shall, within ten (10) additional days, pick a third appraiser. The third appraiser shall, within an additional ten (10) days, review the appraisals performed by the original two, and select the one that he believes most closely reflects the Company Value, and that appraisal shall conclusively be deemed to be the Company Value.

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8.5.2.       Subsidiaries. If a Company owns an interest in another entity, then (i) the value of the Company's interest in such entity shall be deemed equal to the amount the Company would have received had all of the assets and business of the entity been sold on the Termination Date for an amount equal to the Company Value of such entity and the proceeds distributed in liquidation of the such entity, and (ii) the Company Value of such entity shall be determined in the manner described in section 8.5.1.

8.5.3. Designation of Company Value. The Companies and Executive may, but shall not be required to, designate the Company Value of each Company from time to time by separate written agreement. Such a designated value shall remain in effect for twelve (12) months (unless another value is designated within such twelve (12) months), and shall supersede the value determined under section 8.5.1 with respect to any purchase and sale of Equity Interests with respect to which the Termination Date falls within such twelve (12) month period. A value designated pursuant to this section shall be valid only if accompanied by the signatures of Executive and the Company in question.

8.6. Payment Terms. The purchase price for Equity Interests purchased by the Companies pursuant to this section 8 shall be paid by delivering to the Terminated Executive (i) cash in an amount equal to ten percent (10%) of the purchase price, and (ii) a promissory note in in the amount of the balance of the purchase price in form and substance to be mutually agreed by the Companies and Executive containing terms consistent with this section 8.6. In the case of a purchase caused by an Act of Insolvency or an involuntary transfer, such promissory note shall provide for payment of the amount of the note, plus interest at the "applicable federal rate" (as defined in section 1274(d) of the Code) in effect as of the date of closing, in ten (10) equal and successive annual installments of interest and principal beginning one (1) year after the date of closing. In the case of any other purchase, such promissory note shall provide for payment of the amount of the note, plus interest at the "applicable federal rate" in effect as of the date of closing, plus two (2) percentage points, in five (5) equal and successive annual installments of interest and principal beginning one (1) year after the date of closing. Such promissory note shall also provide for acceleration of the applicable maturity date in the event of a "Change in Control" as defined in section 5.5.4 of the Employment Agreement.

8.7. Closing. Closing of purchases under this section 8 shall be held within ninety (90) days after the Termination Date. At any such closing, the selling and purchasing parties shall execute and deliver all documents necessary and appropriate to carry out the terms and conditions of this section 8.

8.8. Special Rules for Termination Without Cause or for Good Reason. The following special rules shall apply in the event that the employment of Executive is terminated by Servicing and Capital Management without Cause or by Executive for Good Reason (each as defined in the Employment Agreement):

8.8.1. Notwithstanding section 8.6, the entire purchase price shall be paid by wire transfer or other immediately-available funds at closing.

8.8.2. If a Capital Transaction occurs within the eighteen (18) month period immediately following the Termination Date, then the Company shall promptly pay to the Executive an amount equal to the difference between the purchase price as originally calculated and paid, and the purchase price implied by such Capital Transaction. For these purposes, a "Capital Transaction" means:

(a)         A sale of all or substantially all of the assets and business of a Company;

(b)         A sale of a material equity interest by a principal of a Company to a third party;

(c)         The issuance of a material equity interest to a third party investor (not in the form of compensation); or

(d)         Any other transaction requiring an actual or implied appraisal or other valuation of the Company;

but only if the purchase price for the Executive's Equity Interests, re-calculated by using the valuation arising from the transaction, exceeds the purchase price used in the purchase of such Executive's Option Interest.

9.       Termination. This Agreement shall terminate with respect to a Company upon the earlier of the following events:

9.1. Public Offering. The closing of the sale of equity interests in an underwritten public offering pursuant to an effective registration statement filed by such Company under the Securities Act (but not including the offering of Servicing anticipated under Regulation A), provided that the restrictions set forth in section 7 shall remain in effect;

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9.2. Sale of Company. The sale of all or substantially all of the capital stock, assets or business of the Companies, by merger, consolidation, sale of assets or otherwise (other than a merger or consolidation in which all or substantially all of the individuals and entities who were beneficial owners of the equity interests immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities entitled to vote generally in the election of directors of the resulting, surviving or acquiring corporation in such transaction); or

9.3. Agreement. The mutual agreement of the Companies and Executive.

10.       Limited Liability Agreements of the Companies.

10.1. Joinders to Limited Liability Company Agreements. By her execution of this Agreement, Executive hereby agrees to be join in and be bound by all of the terms and conditions of the LLC Agreements, as modified in section 10.2.

10.2. Modification of LLC Agreements. Notwithstanding any provisions of the LLC Agreements to the contrary:

10.2.1. Amendments to the LLC Agreements. No amendment or other modification to either LLC Agreement, or waiver of rights thereunder, which is adverse to Executive shall be effective as against Executive or the Equity Interests without the written consent of Executive.

10.2.2. Section 83(b) Election. If Executive makes an election under section 83(b) of the Code with respect to the grant of the Equity Interests, then:

(a)       Allocations of income and loss under section 7.1 of the LLC Agreements shall be made as if the entire Equity Interests were vested as of the date of such election;

(b)       Executive shall be entitled to receive current distributions with respect to the vested portion of the Equity Interests;

(c)       Executive shall be entitled to receive distributions pursuant to section 3.4.4 of each LLC Agreement with respect to all of the income and gain allocated to her (the "Tax Distributions"), including income and gain allocable to the non-vested portion of the Equity Interests;

(d)       Executive shall be credited with the amount of any current distributions that would have been made with respect to the non-vested portion but for section 3.4.2 of the LLC Agreements, with the credited-but-unpaid distributions paid to Executive as the Equity Interests vest (and only if they vest), reduced by any Tax Distributions previously paid with respect to non-vested portions of the Equity Interests.

10.2.3. Conflicts. In the event of any conflict between the terms of this Agreement and the terms of either LLC Agreement, as applicable to Executive and the Companies, the terms of this Agreement shall govern and control. Without limitation of the foregoing, in instances where this Agreement and an LLC Agreement each have provisions addressing the same issue (e.g., provisions with respect to first right of refusal on transfers, transfers following public offering, etc.), the provisions of this Agreement shall solely govern and control and the corresponding provisions of the applicable LLC Agreement shall not apply to Executive or the Equity Interests.

11. Certain Tax Issues.

11.1. Treatment as Profits Interests. The parties intend that the Equity Interests shall be treated as "profits interests" within the meaning of IRS Revenue Procedures 93-27 and 2001-43 that have no fair market value under the "liquidation method" as set forth in the proposed Revenue Procedure specified in IRS Notice 2005-43. Accordingly, the parties agree that, notwithstanding section 3.4.1 of each LLC Agreement, in the event of a liquidation and dissolution of either Company, an amount equal to the fair market value of each Company, as of the date of this Agreement (the "Preference Amount"), shall be distributed to the other owners of the Company's Common Stock (there are currently no Shares of Preferred stock issued and outstanding), and only the excess amount distributed among all of the owners of the Common Stock in accordance with section 3.4.1 of each LLC Agreement.

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11.2. Current Fair Market Values.

11.2.1. Agreed Values. The parties agree that the fair market value of Servicing as of the date of this Agreement is Three Hundred Twenty-Five Thousand Six Hundred Ninety-Nine Dollars and Five Cents ($325,699.05) and that the fair market value of Neighborhoods United as if the date of this Agreement is Two Million Dollars ($2,000,000). Thus, except as provided below, these amounts represent the Preference Amounts that shall be distributed only to the owners of the Common Stock prior to the date of this Agreement in the event of a liquidation and dissolution of a Company, with only the excess, if any, distributed among all of the owners of the Common Stock in accordance with section 3.4.1 of each LLC Agreement.

11.2.2. Challenge by IRS. If Executive makes an election under section 83(b) of the Code with respect to the Equity Interests and the Internal Revenue challenges the tax treatment contemplated by section 11.1, whether based on an alleged understatement of the values of the Companies or otherwise, the parties will cooperate in defending such tax treatment, at the Company's expense. If, notwithstanding such defense, there is an adverse "determination" by the Internal Revenue Service within the meaning of section 1313 of the Code, then the parties shall take reasonable steps to place each party, on an after-tax basis, in the same position as if no such determination had been made.

11.3. No Deduction. Neither the Companies nor their Affiliates will claim a tax deduction with respect to the grant of the Equity Interests or, if Employee makes an election under section 83(b) of the Code with respect to the Equity Interests, with respect to the vesting of the Equity Interests. Neither Executive, the Companies, nor their Affiliates shall not take a position for tax purposes (including the filing of any tax return) inconsistent with this section 11.

11.4. State Tax Returns.

11.4.1. Composite Tax Returns. In any state where either Company files a state income tax return and Executive is required to file a state income tax return solely because of her allocable share of income from the Company (an "Applicable State"), the Company and Executive shall, if permitted by the state, file a "composite" state income tax return at the cost and expense of the Company, provided that Executive shall be responsible for the payment of her own state income tax.

11.4.2. Other States. The Companies shall reimburse Executive for the tax preparation cost incurred by Executive in filing a state income tax return in any Applicable State that does not permit the filing of composite return as provided in section 11.4.1, subject to a maximum reimbursement of Five Thousand Dollars ($5,000) per year. Executive shall provide the Companies with reasonable documentation of her tax preparation costs and how such costs were allocated for purposes of this section.

12. Miscellaneous.

12.1. Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

12.2. Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by electronic mail with transmission acknowledgment, to the principal business address of the Company, the address of Executive on file with the Company, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

12.3. Governing Law. This Agreement shall be governed by the internal laws of Illinois without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or Illinois courts located in or most geographically convenient to Chicago, Illinois, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Illinois law.

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12.4. Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

12.5. Assignment. Except as otherwise provided herein, no party to this Agreement shall assign his rights or duties hereunder without the prior written consent of the other parties. Any attempted assignment without such prior written consent shall be null and void.

12.6. No Third Party Beneficiaries. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

12.7. Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

12.8. Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

12.9. Pronouns and Plurals. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

12.10. Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling clue on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

12.11. Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first written above.

AHP SERVICING, LLC

         /s/ Jorge Newbery

By Jorge Newbery, CEO

NEIGHBOORHOODS UNITED, LLC

     /s/ Jorge Newbery

By Jorge Newbery, Manager

/s/ DeAnn O'Donovan

DeAnn O'Donovan

 /s/ Jorge P. Newbery

Jorge P. Newbery, Solely to Confirm

Agreement to Section 4.1

/s/ Echheverria Newbery

Echheverria Newbery, Solely to Confirm

Agreement to Section 4.1

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SCHEDULE 2.2.3

Capitalization Tables

Neighborhoods United, LLC

Stockholder	Shares of Common Stock	Shares of Preferred Stock
Jorge P. Newbery	76,000	-0-
Echeverria Newbery	19,000	-0-

AHP Servicing, LLC

Stockholder	Shares of Common Stock	Shares of Preferred Stock
Neighborhoods United, LLC	80,000	-0-

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